

May 17, 2011

<u>Via U.S. Mail and Fax (617-375-7575)</u>
Mr. Thomas A. Bartlett
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, MA 02116

  RE: American Tower Corporation
     Form 10-K for the fiscal year ended December 31, 2010
     Filed February 28, 2011
     File No. 001-14195

Dear Mr. Bartlett:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert Littlepage for

      Larry Spirgel
      Assistant Director